
# FORM 6-K

# U.S. SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**The Securities Exchange Act of 1934**

For the month of August 2002

*PROCESSED*

*SEP 1 2 2002*

JUPITERS LIMITED
ACN 010 741 045

*THOMSON*
*FINANCIAL*

9$^{th}$ Floor, Niecon Tower
17 Victoria Avenue
Broadbeach  Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F   ✓   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No   ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

**JUPITERS LIMITED**
(Registrant)

Date:   23 August 2002

By:   _____

Name:  Laurence M. Carsley
Title:   Chief Financial Officer



JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

## JUPITERS LIMITED RESET PREFERENCE SHARES DIVIDEND

The Board of Directors of Jupiters Limited has declared an unfranked dividend on the Company's Reset Preference Shares (JUPPA) at a rate of 8.15% per annum in respect of the period from and including 9 April 2002 to and including 8 October 2002, in accordance with the prospectus dated 28 February 2002.

The record date for determining entitlement to the dividend is 27 September 2002 and the dividend payment date will be 9 October 2002.

23 August 2002

**Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 investors in ordinary shares, over 5,100 Jupiters RPS securityholders and employs over 5,000 staff.**

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